Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

November 27, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11913
Convertible & Income Select Closed-End and ETF Portfolio, Series 15
(the “Trust”)
CIK No. 2040177 File No. 333-283137

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If the ETFs or Closed-End Funds that the portfolio invests in are affiliated, please include the conflict disclosure that was agreed upon in past filings.

Response:If the Trust has exposure to any ETFs or Closed-End Funds which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

Risk Factors

2.If the nature of the Trust's investments in distressed debt securities relate to certain of the ETFs or Closed-End Funds purchasing distressed debt securities directly (rather than from merely holding bonds that become distressed after purchase), please add related strategy disclosure as appropriate.

Response:The Trust notes that it does not anticipate investing in ETFs or Closed-End Funds that purchase distressed debt securities directly. The Trust further notes that distressed debt securities do not rise to a level of principal investment for the Trust. Nevertheless, the Trust believes the current risk disclosure is adequate and necessary for investor comprehension as the distressed debt securities risk disclosure is substantially related to the high-yield securities risk disclosure. Therefore, the Trust respectfully declines to add distressed debt securities to the “Portfolio Selection Process” section.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon